EXHIBIT 99.1

PRESS RELEASE

Bezeq's Deputy CEO, Ran Guron, appointed CEO of Pelephone

Tel Aviv, Israel – October 29, 2015 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that Bezeq’s board of directors approved the appointment of Bezeq’s Deputy CEO, Ran Guron, as CEO of Pelephone. Guron will replace Pelephone’s current CEO, Gil Sharon, who announced his resignation last Sunday.

Guron, one of Israel’s longest-serving telecom executives, started his career as a marketing director in Israeli cellular provider Cellcom. From there, he moved on to serve as VP of Marketing in Barak Ltd., and in 2006 was appointed VP of Marketing for Bezeq, from where he was then promoted to Deputy CEO of the Company.

Over the past 10 years, Guron has led and been integral to groundbreaking projects in Bezeq, which cemented the Company’s leadership position in the Israeli telecom market, among other things, through its strategic focus on Internet business, leading Bezeq’s brand overhaul, and a range of innovative initiatives, most notable of which was the roll-out of Bezeq’s state-of-the-art NGN network.

Following the appointment, Bezeq Chairman, Shaul Elovitch, stated, “Ran is an outstanding executive, a gifted strategist, with unparalleled marketing expertise and intimate knowledge of Israel’s telecom market. I am certain that Ran will lead Pelephone successfully in today’s competitive and challenging market environment."

Guron stated, “I would like to thank Bezeq’s chairman and the Company’s board of directors for their trust, and Bezeq CEO, Stella Handler, for her support and our work together over the past few years. I view this appointment with a sense of utmost responsibility. From my knowledge of Pelephone, it is an outstanding company, with excellent workers and managers. Together, we will continue leading it to new heights.”